EXHIBIT 99.1

Satellos Granted Composition of Matter Patent for Forazapadin

Composition of matter provides U.S. protection through Sept. 6, 2044, as forazapadin advances in Phase 2 development

TORONTO, Oct. 05, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL), a clinical-stage drug development company developing potentially life-improving medicines to treat degenerative muscle diseases, today announced that the United States Patent and Trademark Office has issued U.S. Patent No. 12,747,245, entitled “AP2 associated kinase 1 inhibitors and uses thereof.” The patent includes composition of matter claims covering forazapadin, Satellos’ lead clinical-stage drug candidate, as well as a broader class of AAK1 inhibitors and related compounds within the company's muscle regeneration platform.

The composition of matter patent provides intellectual property protection through Sept. 6, 2044. In addition, the company may be eligible for a Patent Term Extension for forazapadin following future U.S. marketing approval, potentially extending patent protection beyond the current expiration date.

“The issuance of this composition of matter patent represents a significant advancement for Satellos and supports our long-term development and commercialization strategy for the program,” said Frank Gleeson, co-founder and chief executive officer of Satellos. “As the strongest form of patent protection for a pharmaceutical product, this patent reinforces the novelty of our approach to restoring muscle regeneration and strengthens our intellectual property (IP) estate surrounding forazapadin. We intend to continue to build on this foundational IP as we advance forazapadin in Duchenne muscular dystrophy (DMD), facioscapulohumeral muscular dystrophy (FSHD) and other degenerative muscle diseases.”

Following potential U.S. marketing approval of forazapadin, the company intends to seek to have this patent listed in the Food and Drug Administration’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book.

ABOUT FORAZAPADIN
Forazapadin is a proprietary, oral, small molecule drug candidate being developed by Satellos as a novel approach to regenerating skeletal muscle lost in degenerative muscle diseases or injury conditions. Forazapadin targets AAK1, a key protein identified by Satellos as believed to be capable of helping restore the body’s natural muscle repair and regeneration biology, a fundamental process that is disrupted in DMD, FSHD and other degenerative conditions. By inhibiting AAK1, forazapadin treatment aims to re-establish a biochemical signal believed to be involved in supporting muscle regeneration. Satellos is advancing forazapadin as a potential treatment for DMD that is independent of dystrophin and applicable regardless of exon mutation status as either a stand-alone or adjunctive therapy, with ongoing Phase 2 clinical studies including BASECAMP, a global, randomized, placebo-controlled study in pediatric participants, and TRAILHEAD, an open-label study in adult participants. A Phase 2 clinical study to evaluate the safety, efficacy and tolerability of forazapadin in adults with FSHD is expected to begin in the fourth quarter of 2026.

ABOUT SATELLOS BIOSCIENCE INC.
Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed forazapadin, an orally administered small molecule AAK1 inhibitor designed to address deficits in muscle repair and regeneration. Forazapadin is being evaluated as a potential disease-modifying treatment for DMD in two Phase 2 clinical trials, BASECAMP in pediatric participants with DMD and TRAILHEAD in adults living with DMD. An Investigational New Drug (IND) application to initiate clinical research into forazapadin for the treatment of FSHD has also been cleared. The company has identified additional muscle diseases and injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and plans to pursue these opportunities in future clinical development. For more information, visit www.satellos.com and connect with Satellos on X, LinkedIn, Facebook and Instagram.

NOTICE ON FORWARD-LOOKING STATEMENTS
This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the possibility of pursuing regulatory approval for forazapadin; the potential eligibility for a Patent Term Extension for forazapadin following future U.S. marketing approval; the company's intention to seek to have the composition of matter patent listed in the FDA's Orange Book following potential U.S. marketing approval of forazapadin; anticipated benefits to patients from forazapadin; and the expected timing for the commencement of the Phase 2 clinical study of forazapadin in adults with FSHD. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective”, “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of the Company. These statements are based on assumptions and subject to risks and uncertainties. In making forward-looking statements, the Company has relied on various assumptions, including but not limited to: its ability to obtain future funding on favorable terms, if at all; obtaining positive results in its clinical trials; its ability to obtain necessary regulatory approvals; its ability to arrange for the manufacturing of its product candidates and technologies; and general business, market and economic conditions. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management's ability to manage and to operate the business of the Company generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos' Annual Information Form dated March 27, 2026, and amended and restated short form base shelf prospectus dated August 11, 2026 (each of which is located on Satellos' SEDAR+ profile), and incorporated by reference in Satellos’ Form F-10 filed with the Securities and Exchange Commission on August 11, 2026, and in Satellos' public filings on EDGAR (sec.gov) and SEDAR+ (sedarplus.ca). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise.

CONTACTS
Investors: Caitlin Lowie, Vice President, Investor Relations & Communications, ir@satellos.com
Media: Emily Williams, Senior Director, Communications, media@satellos.com